Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com
Client: 92865-00012
September 12, 2011
Via EDGAR
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re: Transatlantic Holdings, Inc.
Amendment No. 4 to Schedule 14D-9 Filed on September 2, 2011 File No. 005-41434
Dear Mr. Orlic:
On behalf of our client, Transatlantic Holdings, Inc. (the “Company” or “Transatlantic”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the comment letter dated September 7, 2011 (the “Comment Letter”) with respect to the above referenced Amendment No. 4 to Schedule 14D-9 (“Amendment No. 4”). Attached hereto is Amendment No. 5 to the Company’s Schedule 14D-9 (“Amendment No. 5”), containing changes and revisions in response to the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 4.
The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.
Exhibit (a)(24) — Investor Presentation dated September 2, 2011
1.	Please refile this exhibit so that the footnotes are legible.
Response:
Attached as Exhibit (a)(24) to Amendment No. 5 is a revised investor presentation (the “Revised Exhibit”), which has revised the footnotes as endnotes (to enhance readability) and has been re-edgarized.

September 12, 2011

2.	Please advise us as to the meaning of the question mark appearing with respect to Validus in the chart on page 5. We understand that Validus’ specialty short-tail insurance group contributed to 41% of Validus’ net premiums written for fiscal 2010.
Response:
In response to the Staff’s comment, the Company has included the following language as an endnote to slide 5 of the Revised Exhibit:
“Based on a review of Validus’ SEC Filings and the 2010 Annual Report of Talbot Underwriters Syndicate Ltd. 1183, Validus’ short-tail insurance group, Transatlantic believes it will need to conduct further due diligence of the Talbot operations in order to accurately assess the extent to which Validus conducts non-P&C reinsurance business.”
The Company respectfully notes for the Staff that, without further due diligence on Validus, it is not possible for Transatlantic to determine how much of the 41% of net premiums written by Talbot Underwriters Syndicate Ltd. 1183 was actually derived from operations other than P&C reinsurance.
3.	We note your claim on page 24 that potential synergies with Allied World would be equal to or greater than those with Validus. Please provide support for this assertion, especially given your noted lack of diligence with respect to Validus.
Response:
In response to the Staff’s comment, the Company has included the following revised language in the Revised Exhibit:
“As a result of certain significant tax advantages with the Allied World merger, we believe the potential synergies with Allied World are equal or greater than those in the Validus proposal”
We have also included the following endnote to accompany this statement:
“The withholding tax rate on inter-company dividends from the U.S. to Bermuda, Validus’ domicile, is 30%, while the withholding tax rate on inter-company dividends from the U.S. to Switzerland, Allied World’s domicile, is 5%.”
4.	On page 30, you assign a 0.70x price/book value multiple to Validus. Please tell us how you determined that this multiple is appropriately set. In your response, please refer to the actual trading multiples for Validus for the periods presented

September 12, 2011

Response:
The Company believes that it is appropriate for analytical purposes to assign a price/book multiple on the basis of peer median methodology. For example, we note that this is the analytical approach employed by the proxy advisory firm Risk Metrics Group/ ISS Governance Services (“ISS”), to whom the presentation was delivered, in ISS’s published report for the Validus/IPC Holdings Ltd./Max Capital Group transaction (published on June 9, 2009). However, in response to the Staff’s comment we have revised endnote 3 to slide 30 to supplementally provide stockholders the unaffected trading multiple of Validus and Allied World. The revised endnote reads in its entirety as follows:
“For the Allied World merger peers include multiline reinsurers - ACE, XL, ACGL, AXS, ALTE, AWH, AHL and ENH. For the Validus proposal peers include reinsurers — RE, PRE, TRH and PTP. Using VR, RNR, MRH and FSR, the peer group used in the 9-Jun-09 ISS report published with respect to the Validus/IPC deal, the Price/Book Value Multiple for the Validus proposal would be 0.73x. Note, that as of 10-Jun-11 (the last trading day before the public announcement of the Allied World merger), Allied World’s Price/Book Value Multiple was 0.75x and as of 12-Jul-11 (the last trading day before the public announcement of the Validus proposal), Validus’ Price/Book Value Multiple was 0.91x.”
5.	On page 38, you state that the Delaware court has confirmed the validity of the approach taken by the Transatlantic board of directors. Please revise to clarify that the Delaware court has addressed only the issue of whether the Transatlantic board of directors has breached its fiduciary duty by requiring Validus to enter into a standstill agreement, or advise.
Response:
In response to the Staff’s comment, the Company has included the following revised language in the Revised Exhibit:
“The Transatlantic board has considered all proposals fairly and the Delaware Court confirms the validity of the approach of requiring Validus to enter into a confidentiality agreement with a standstill provision”

September 12, 2011

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847.
Sincerely,
/s/ Eduardo Gallardo
Eduardo Gallardo
EG/abh